SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

For additional information, access
www.braskem.com.br/i r or contact
the department of Investor
Relations.

Contact information :

Luiz Henrique Valverde
Investor Relations Officer
Phone: (55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira
Investor Relations Manager
Phone: (5511) 3443 9178
luciana.ferreira@braskem.com.br

Braskem reduces the average cost of its capital through
the successful conclusion of three new transactions

São Paulo, September 29, 2006 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and the second largest Brazilian industrial company owned by the private sector, announced today that it concluded three new transactions this week, including:

•  the issuance of US$275 million 8.00% Notes due 2017;
•  the acceptance for purchase of an aggregate amount of US$184.6 million of its US$275 million 12.50% Notes due 2008, corresponding to 67.1% of the outstanding principal amount of these notes; and
•  the issuance of unsecured non-convertible debentures in an aggregate principal amount of R$500 million, which debentures bear interest at a rate of 103.5% of the CDI rate and will mature in September 2011.

These transactions are part of Braskem's financial strategy to improve its debt profile and to reduce its cost of capital.

According to Paul Altit, Braskem's Chief Financial Officer and Director of Investor Relations, “ Braskem completed three important transactions during the third quarter of 2006. In addition to the issuance of notes and the repurchase of a portion of its outstanding notes, Braskem completed the issuance of unsecured non-convertible debentures in an aggregate principal amount of R$500 million with a five-year tenor and that bear interest at a rate of 103.5% of the CDI rate. These related transactions are consistent with Braskem's strategy to optimally manage its indebtedness, with the objective of aligning its debt profile with its cash flow and reduce its cost of indebtedness. Excluding the convertible debentures that are held by Braskem's controlling shareholder and that mature in July 2007, Braskem's average annual debt amortization will be less than U.S.$200 million, which we believe is reasonable in light of Braskem's cash generation capacity.”

Find below the amortization agenda and cash /cash equivalents balance as if the transactions mentioned above would have been concluded in June 30, 2006:

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the second largest Brazilian industrial company owned by the private sector. The company operates 14 manufacturing plants located throughout Brazil, and it has an annual production capacity of 6.1 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem’s reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer